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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          COPLEY PHARMACEUTICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                         TEVA PHARMACEUTICALS USA, INC.
                           CARIBOU MERGER CORPORATION
                                   (BIDDERS)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   21745K101

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                WILLIAM FLETCHER

                         TEVA PHARMACEUTICALS USA, INC.
                                650 CATHILL ROAD
                        SELLERSVILLE, PENNSYLVANIA 18960
                                 (215) 256-8400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                            ON BEHALF OF THE BIDDER)

                                WITH A COPY TO:

                              PETER H. JAKES, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                         NEW YORK, NEW YORK 10019-6099
                           TELEPHONE: (212) 728-8000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
TRANSACTION VALUATION*  $222,220,405                AMOUNT OF FILING FEE  $44,445
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 20,201,885 shares of common stock, $0.01 par value per share (the "Shares"), of Copley Pharmaceutical, Inc. (the "Company") at a price of $11.00 per share in cash, without interest. The filing fee calculation is based on the 19,343,766 Shares outstanding as of July 30, 1999, and assumes the issuance prior to the consummation of the Offer (as defined herein) of 858,089 Shares upon the exercise of outstanding options and other rights and securities exerciseable into Shares. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.                      Filing Party: Not applicable.
Form or Registration No.: Not applicable                     Date Filed: Not applicable

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

                                     14D-1

    CUSIP NO. 21745K101

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           Teva Pharmaceutical Industries Limited I.R.S. IDENTIFICATION
           NOS. OF ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS BK
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Israel
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) N/A
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                     14D-1

    CUSIP NO. 21745K101

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           Teva Pharmaceuticals USA, Inc. I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS BK
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) N/A
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                     14D-1

    CUSIP NO. 21745K101

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           Caribou Merger Corporation I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) N/A
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Caribou Merger Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Copley Pharmaceutical, Inc., a Delaware corporation (the "Company"), at $11.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). Purchaser is a wholly owned subsidiary of Teva Pharmaceuticals USA, Inc., a Delaware corporation ("Teva USA"), and was formed solely to effect the Offer and the transactions contemplated thereby. Teva USA is an indirect wholly owned subsidiary of Teva Pharmaceutical Industries Limited, a corporation organized under the laws of Israel ("Teva").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Copley Pharmaceutical, Inc., and the address of its principal executive offices is 25 John Road, Canton, Massachusetts 02021. The telephone number of the Company at such location is
(781) 621-6111.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, $.01 par value, of the Company. The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Teva, Teva USA, an indirect wholly owned subsidiary of Teva, and Purchaser, a wholly owned subsidiary of Teva USA. The information set forth in the "INTRODUCTION" and "Section
9 -- Certain Information Concerning Teva, Teva USA and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Teva, Teva USA and Purchaser, and the name of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f) The information set forth in "Section 9 -- Certain Information Concerning Teva, Teva USA and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, none of Teva, Teva USA and Purchaser nor, to the best knowledge of Teva, Teva USA and Purchaser, any of the persons or entities listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, none of Teva, Teva USA and Purchaser nor, to the best knowledge of Teva, Teva USA and Purchaser, any of the persons or entities listed in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Teva, Teva USA and Purchaser," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "INTRODUCTION" and "Section 10 -- Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION," "Section
11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the "INTRODUCTION" and "Section
7 -- Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "INTRODUCTION," "Section
9 -- Certain Information Concerning Teva, Teva USA and Purchaser" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Teva, Teva USA and Purchaser," "Section 10 -- Sources and Amount of Funds," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section
12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Section 9 -- Certain Information Concerning Teva, Teva USA and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Teva, Teva USA or Purchaser, or to the best knowledge of Teva, Teva USA and Purchaser, any of the persons or entities listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Section
14 -- Certain Conditions to the Offer" and "Section 15 -- Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated August 16, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Press Release of Teva dated August 10, 1999.
(a)(8)  Summary Advertisement.
(b)(1) Commitment Letter among Bank Leumi USA, Teva and Teva USA, dated August 13, 1999.
(b)(2)  Commitment Letter among Bank Hapoalim B.M., Teva and Teva
        USA, dated August 13, 1999.
(c)(1) Agreement and Plan of Merger, dated as of August 9, 1999, by and among Teva USA, Purchaser and the Company.
(c)(2) Purchase and Sale Agreement, dated as of August 9, 1999, by and between Hoechst Corporation and the Company.
(c)(3) Stockholder Agreement, dated as of August 9, 1999, by and among Teva USA, Purchaser and Hoechst Corporation.
(c)(4)  Pentoxifylline Agreement Amendment, dated as of August 9,
        1999, by and between the Company and Hoechst Marion Roussel, Inc.
(c)(5) Albuterol Representation Letter, dated as of August 9, 1999, by and among the Company, Teva USA and Hoechst Corporation.
(c)(6) Confidentiality Agreement, dated March 18, 1999, by and between Teva USA and the Company.
(c)(7) Guarantee, dated as of August 9, 1999, by Teva in favor of the Company.
(d)     None.
(e)     Not applicable.
(f)     None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                                      By: /s/ DAN S. SUESSKIND
                                         ---------------------------------------
                                         Name: Dan S. Suesskind
                                         Title: Chief Financial Officer

                                      TEVA PHARMACEUTICALS USA, INC.

                                      By: /s/ PETER R. TERRERI
                                         ---------------------------------------
                                         Name: Peter R. Terreri
                                         Title: Senior Vice President,
                                             Financing & Manufacturing

                                      CARIBOU MERGER CORPORATION

                                      By: /s/ PETER R. TERRERI
                                         ---------------------------------------
                                         Name: Peter R. Terreri
                                         Title: Vice President

Dated: August 16, 1999

                               INDEX TO EXHIBITS

                                                                       SEQUENTIAL
EXHIBIT                                                                 PAGE NO.
-------                                                                ----------
(a)(1)   Offer to Purchase, dated August 16, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Press Release of Teva dated August 10, 1999.
(a)(8)   Summary Advertisement.
(b)(1)   Commitment Letter among Bank Leumi USA, Teva and Teva USA, dated August 13, 1999.
(b)(2)   Commitment Letter among Bank Hapoalim B.M., Teva and Teva
         USA, dated August 13, 1999.
(c)(1)   Agreement and Plan of Merger, dated as of August 9, 1999, by and among Teva USA, Purchaser and the Company.
(c)(2)   Purchase and Sale Agreement, dated as of August 9, 1999, by and between Hoechst Corporation and the Company.
(c)(3)   Stockholder Agreement, dated as of August 9, 1999, by and
         among Teva USA, Purchaser and Hoechst Corporation.
(c)(4)   Pentoxifylline Agreement Amendment, dated as of August 9,
         1999, by and between the Company and Hoechst Marion Roussel,
         Inc.
(c)(5)   Albuterol Representation Letter, dated as of August 9, 1999, by and among the Company, Teva USA and Hoechst Corporation.
(c)(6)   Confidentiality Agreement, dated March 18, 1999, by and
         between Teva USA and the Company.
(c)(7)   Guarantee, dated as of August 9, 1999, by Teva in favor of the Company.
(d)      None.
(e)      Not applicable.
(f)      None.